Divakar Gupta + 1 212 479 6474 dgupta@cooley.com	VIA EDGAR

March 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Al Pavot
Mr. Chris Edwards
Mr. Tim Buchmiller

Re:	LAVA Therapeutics B.V.
Amendment No. 1 to Registration Statement on Form F-1
Filed on March 18, 2021
File No. 333-253795

Ladies and Gentlemen:

On behalf of our client, LAVA Therapeutics B.V. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 22, 2021 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (the “Amended Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company is concurrently publicly filing an amendment to its Amended Registration Statement (the “Amendment”), which reflects changes made in response to certain of the Comments.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Amendment No. 1 to Registration Statement on Form F-1 filed March 18, 2021

VUmc Agreement , page 102

1.

We note your response to comment 3. It remains unclear how the Exit payment obligation will impact your financial statements upon effectiveness of the IPO. It appears on page 88 that you expect a liability of 11 million Euro associated with the Exit Payments as part of the Pro Forma as adjusted information in the Capitalization table. Given that the amount is material to your operating results, please expand your disclosure in the Summary and Selected Financial Data, Capitalization table, MD&A and the corresponding risk factor to discuss how you determined the liability amount, what the corresponding expense amount will be, and whether you will recognize the total expense amount in FY 2021. Also, clarify the disclosure on page 102 that states a material

March 23, 2021

impact on operating results is limited to the extent payment is made in cash. Further, please reconcile the disclosure on page F-30 that appears to indicate that the Exit payment is limited to 3.2 million Euros with the disclosure on page 102 that the Exit payment could be in the high teens of millions of Euros. Please provide your accounting analysis and refer to IAS 37, if applicable, in your response.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment and notes that in the process of evaluating the process for determination of the Exit payment due to VUmc, the Company determined that the pro forma as adjusted liability presented in the Capitalization table in the Amended Registration Statement was incorrect. As stated in the Amended Registration Statement, under the terms of the VUmc Agreement the amount of the Exit payment is determined based on a tiered percentage of the Company’s value upon the listing of the Company’s shares in connection with the offering but can be no greater than a specific amount that is in the high teens of millions of Euros. The Exit payment, as presented in the Amended Registration Statement, was estimated at €14.2 million (€11.0 million remaining liability in the Capitalization table plus €3.2 million paid to VUmc in cash and shares upon closing of the offering) as calculated in accordance with the formula set forth in the VUmc Agreement. However, this Exit payment calculation was erroneously derived based on a higher valuation of the Company than is imputed based on the assumed initial public offering price of $15.00 per share as presented in the Amended Registration Statement. When the Company calculated the appropriate estimated Exit payment on the basis of its valuation imputed from an assumed initial public offering price of $15.00 per share, the total Exit payment is correctly estimated to be €12.0 million. After payment of €3.2 million in cash and shares at the closing of the offering, the total remaining liability will be €8.8 million, which will be payable in two equal installments on the first and second anniversaries of the offering, in cash or shares at the Company’s election. The Company also respectfully advises the Staff that no change has been made to Note 22 to the financial statements as it appropriately discloses not only the required upfront payment of €3.2 million to be paid at closing, but also discloses the other portions of the Exit payment to be made on the first and second anniversaries of the closing of the offering. The Company expects to record the liability as a charge to research and development expense upon consummation of the IPO; in accordance with IAS 37. The charge is not recorded in the Company’s financial statements as of December 31, 2020 and for the year ended December 31, 2020 because consummation of the IPO, which will ultimately crystallize the contingent liability, was not considered probable at that date. The Company has made the corrections to the pro forma as adjusted liabilities in the Capitalization table to reflect these appropriately calculated amounts. In addition, in response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment, including on pages 13, 14, 16, 88, 89, 90, 91, 93, 96, 102 and 148 of the Amendment to address the Staff’s comments related to the determination of the total liability amount as well as the anticipated timing and amount of expense related to the Exit payment.

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March 23, 2021

Please direct any questions or comments concerning the Amendment or this response letter to either the undersigned at +1 212 479 6474, Joshua Kaufman at +1 212 479 6495 or Christian Plaza at +1 703 456 8006.

Very truly yours,

/s/ Divakar Gupta

Divakar Gupta

cc:	Steve Hurly, LAVA Therapeutics B.V.
Joshua Kaufman, Cooley LLP
Christian Plaza, Cooley LLP
Erika Kaneko, Cooley LLP
Deanna Kirkpatrick, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP